[ROCKY HOLDING, INC. LETTERHEAD]

May 23, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel Morris, Special Counsel

Re:	Rocky Holding, Inc.
Registration Statement on Form S-4
Filed April 14, 2014
File No. 333-195236

Dear Mr. Morris:

This letter supplements our previous letter, dated May 20, 2014, and responds to comment no. 2 in the letter, dated May 9, 2014, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Registration Statement on Form S-4 (the “Registration Statement”) filed by Rocky Holding, Inc. (“Rocky Holding” or the “Company”) on April 14, 2014. This letter also reflects our telephone conference on May 20, 2014 with you and Messrs. Orlic and McCann. We have included in this letter, where relevant, responses forwarded to us by counsel to and/or representatives of RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement. To facilitate your review, we have reproduced the text of the Staff’s comment no. 2 in italicized print below.

What is the proposed transaction on which I am being asked to vote?, page 1

2.	We refer to your disclosures on pages 181 to 196 concerning material differences between the rights of Rocky Holding stockholders as compared to the rights presently held by RFMD and TriQuint stockholders. Please present as separate proposals the adoption of the Agreement and Plan of Merger and Reorganization and each provision of the Rocky Holding, Inc. governing instruments that will differ materially from the provisions in the charter and bylaws of both RFMD and TriQuint. For guidance, please refer to the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context), available on the Commission’s website.

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Response: Prior to completion of the mergers, we anticipate that Rocky Holding will amend and restate its certificate of incorporation and its bylaws to reflect the terms of the transaction and the intent of the parties. We have supplementally provided to the Staff a summary of the proposed provisions for Rocky Holding’s amended and restated governing documents, and our response relates to those provisions as currently proposed.

We note the Staff’s comment and have reviewed the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context). We continue to believe that the unbundling rule should not apply in our case, and we have addressed below the proposed provisions of the Rocky Holding governing instruments that the Staff identified in our telephone conference as potentially requiring separate proposals.

I. Authorized Shares

Factual Background

Both TriQuint’s and RFMD’s governing documents and applicable state law permit each company’s board to issue authorized but unissued stock for any legal purpose. Each company’s charter authorizes both common stock and “blank check” preferred stock. Neither company has any preferred stock issued and outstanding.

TriQuint has a total of 600,000,000 common shares and 5,000,000 preferred shares authorized under its charter. Of these shares, as of May 1, 2014, 171,662,431 shares of common stock were issued and outstanding and another 27,524,655 shares were reserved for issuance pursuant to outstanding equity awards, leaving approximately 400,812,914 shares, or approximately 67% of the authorized common shares, unreserved and available for issuance.

RFMD has a total of 500,000,000 common shares and 5,000,000 preferred shares authorized under its charter. Of these shares, as of May 1, 2014, 285,299,445 shares of common stock were issued and outstanding and another 16,473,294 shares were reserved for issuance pursuant to outstanding equity awards, leaving approximately 198,227,261 shares, or approximately 40% of the authorized common shares, unreserved and available for issuance.

Under the proposed Amended and Restated Certificate of Incorporation for Rocky Holding, we propose to authorize 800,000,000 shares of common stock and 5,000,000 shares of “blank check” preferred stock. Upon completion of the proposed transaction, we estimate that up to 154,817,378 shares of common stock could be outstanding, or reserved for vested equity awards, with up to an additional (approximately) 6,500,000 shares required for additional equity awards outstanding (and unvested), leaving approximately 638,682,622 shares, or 80% of the authorized common shares, unreserved and available for future issuance.

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Analysis

We believe that the differences between the proposed authorized capital stock provisions of the Rocky Holding charter and those in the existing charter documents of TriQuint and RFMD are immaterial from a shareholder rights perspective. All three companies’ charters provide substantial amounts of authorized but unissued shares of common and preferred stock available to be used for any appropriate purpose. In each case, the board of the respective company could issue additional stock for uses that include (1) capital formation, (2) acquisitions, (3) stock dividends, and (4) employee incentive equity. In addition, each company’s board has the ability to use authorized but unissued common or preferred shares in connection with potential adoption of a shareholder rights plan or, potentially, for other defensive measures. None of these actions would require shareholder approval under the relevant governing law (though Nasdaq rules applicable to each company would require such approval for issuance of 20% or more of the outstanding common stock, subject to certain exceptions). Accordingly, neither the existing stockholders of TriQuint nor the existing shareholders of RFMD would experience a material change in their current rights by virtue of the authorized capital provisions of the Rocky Holding charter.

II. Election of Directors — TriQuint

Factual Background

Under each of TriQuint’s existing certificate of incorporation and bylaws, except in specified contested director elections, each director of TriQuint must be elected by a majority of the votes cast with respect to the director nominee at any meeting for the election of directors at which a quorum is present. The proposed bylaws of Rocky Holding maintain these majority voting provisions in essentially identical form to those in TriQuint’s existing bylaws. The proposed certificate of incorporation of Rocky Holding, however, does not include any majority voting provisions.

In addition, TriQuint’s existing Corporate Governance Policy addresses the effect of a failure of a director nominee to receive a majority of the votes cast with respect to the nominee in a director election. Under the terms of the policy, all director nominees or directors filling board vacancies must tender irrevocable resignations that will be effective upon (a) the failure of the nominee to receive the required vote at any annual meeting at which they are nominated for re-election and (b) board acceptance of the resignation. The proposed Corporate Governance Guidelines of Rocky Holding contain essentially identical provisions.

Under each of TriQuint’s certificate of incorporation and Rocky Holding’s proposed certificate of incorporation, the board of directors of each of TriQuint and Rocky Holding is expressly authorized to adopt, alter, amend or repeal its respective bylaws.

Under the guidance provided by the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context), unbundling is not required “when the company whose shareholders are voting on the transaction already had the same or comparable provision in its charter or bylaws before the transaction was negotiated,” including in cases, like ours, where a new acquisition entity is formed to accomplish the transaction.

May 23, 2014

Analysis

Certificate of Incorporation

TriQuint’s existing certificate of incorporation contains majority voting provisions, but Rocky Holding’s proposed certificate of incorporation does not.

The majority voting provisions in each of TriQuint’s certificate of incorporation and bylaws and Rocky Holding’s proposed bylaws are substantially similar to each other. Because comparable majority voting provisions apply to TriQuint (through its certificate of incorporation and bylaws) before the closing of the merger transaction and to Rocky Holding (through its proposed bylaws) after the closing of the merger transaction, in accordance with the unbundling exception noted above, no separate proposal regarding the absence of majority voting provisions in Rocky Holding’s proposed certificate of incorporation should be required.

We acknowledge that, under each of TriQuint’s certificate of incorporation and Rocky Holding’s proposed certificate of incorporation, the board of directors of each of TriQuint and Rocky Holding is expressly authorized to adopt, alter, amend or repeal its respective bylaws, whereas TriQuint’s certificate of incorporation, including the majority provisions contained therein, generally may not be amended without stockholder approval. We believe that, as a practical matter, this difference is immaterial because we expect boards of directors would not amend, without stockholder approval, majority voting provisions previously expressly adopted in bylaws and corporate governance guidelines. Accordingly, the fact that TriQuint’s certificate of incorporation includes majority voting provisions and Rocky Holding’s proposed certificate of incorporation does not is of no material consequence, given the essentially identical majority voting provisions in TriQuint’s bylaws and the proposed Rocky Holding bylaws and TriQuint’s Corporate Governance Policy and the proposed Rocky Holding Corporate Governance Policy.

Bylaws

Unbundling is not required with respect to the majority voting provisions in each of TriQuint’s existing bylaws and Rocky Holding’s proposed bylaws because each of these entity’s respective certificate of corporation permits its board of directors to amend the entity’s bylaws to provide (or not provide) for majority voting. Moreover, since TriQuint’s existing bylaws and Rocky Holding’s proposed bylaws each contain essentially identical majority voting provisions, the unbundling guidance also should not apply. Consequently, no separate proposal should be set out with respect to the majority voting provisions included in Rocky Holding’s proposed bylaws.

Conclusion

Because the majority voting provisions in each of TriQuint’s certificate of incorporation and bylaws and Rocky Holding’s proposed bylaws are substantially similar to each other, an

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exception to the Staff’s unbundling guidance applies. In addition, even if the exception did not apply, the absence of majority voting provisions in Rocky Holding’s proposed certificate of incorporation is immaterial because the proposed Rocky Holding bylaws contain essentially identical majority voting provisions applicable to TriQuint stockholders. Accordingly, we respectfully ask that the Staff concur with the conclusion that unbundling is not required in these circumstances.

III. Election of Directors — RFMD

Factual Background

RFMD’s articles of incorporation and bylaws do not specify the votes required to elect directors. Under Section 55-7-28(a) of the North Carolina Business Corporation Act (the “NCBCA”), unless the articles of incorporation provide otherwise, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Under Section IV.D of RFMD’s Corporate Governance Guidelines as adopted by its board in 2006, in an uncontested election of directors (i.e., when the number of nominees equals the number of open board positions), if a nominee does not receive a majority of votes cast, the nominee must tender a conditional or unconditional resignation from the board. In the case of a conditional resignation, RFMD’s Governance & Nominating Committee will then recommend to the board whether to accept or reject the nominee’s resignation. The proposed bylaws of Rocky Holding contain majority voting provisions in essentially identical form to those in TriQuint’s existing bylaws, as described in Section II, above.

Analysis

As majority voting gained popularity from a governance perspective in the mid-2000’s, RFMD’s board assessed how best to address it, particularly in light of the potential for unintended consequences and uncertainties under the NCBCA in the case of a “failed election,” including with respect to holdover directors, who under NCBCA Section 55-8-05(e) continue to serve until their successor is elected unless the board size is reduced (a result that may not be desirable). Based on its assessment, the RFMD board adopted a corporate governance guideline to implement majority voting provisions. Under this guideline, a nominee who does not receive a majority of the votes must either resign from the board immediately or tender a conditional resignation, which is submitted to the RFMD’s Governance and Nominating Committee for consideration and a recommendation to the full board for either acceptance or rejection. The Governance and Nominating Committee is directed under the guideline to consider all factors it deems relevant in its deliberations, and the ultimate decision is made by the full board, with prompt disclosure to the Commission of the entire process through one or more Current Reports on Form 8-K. The affected director is prohibited from participating in the deliberations at either the board or committee level.

The most fundamental aspect of majority voting embodied in Rocky Holding’s proposed bylaws—the right of shareholders to express through their votes that a nominee in an uncontested election should not be elected to the board—is fully reflected under RFMD’s governance documents. If a nominee to RFMD’s board were to receive less than a majority of

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votes, the disclosure obligations under SEC rules regarding that result and under RFMD’s guideline surrounding the deliberative process by the Governance and Nominating Committee and full board would provide shareholders with transparency regarding both the voting outcome and the rationale for the ultimate decision of whether the nominee would remain on the board.

The primary difference between RFMD’s existing provisions and Rocky Holding’s proposed provision is the effective finality of the election under Rocky Holding’s bylaws as compared to the possibility that a director who does not receive a majority of votes under RFMD’s provisions could still be elected. On balance, the differences are immaterial to the rights of RFMD’s shareholders because a nominee to RFMD’s board who does not receive a majority of the votes in an uncontested election may not retain his board seat either because he tenders an unconditional resignation in the face of the negative voting results or because his conditional resignation is accepted by the board in response to such results, either with or without the recommendation of the Governance and Nominating Committee. Because RFMD’s nominees for director historically have received high voting percentages in favor of their election (routinely in excess of 90% for each candidate), one would expect that the negative shareholder vote (including the rationale for any associated “withhold votes” campaign) would have significant influence both on the nominee’s personal decision to resign without protest and on the board’s ultimate decision whether to accept any conditional resignation.

Moreover, because the RFMD board retains the authority to adopt bylaws, it could unilaterally adopt a majority voting bylaw equivalent to the Rocky Holding bylaw without shareholder approval. Accordingly, consistent with the Commission’s published telephone interpretations, unbundling is not required for this provision because it can be adopted by both companies’ boards of directors.

IV. Amendment to Articles or Certificate of Incorporation

Factual Background

Except in certain limited circumstances as described below, any amendment to RFMD’s articles of incorporation generally must be adopted by the board of directors and approved by the affirmative vote of a majority of outstanding shares entitled to vote. If RFMD has an “Interested Shareholder,” approval of an amendment to certain specified articles would require either (i) approval of at least a majority of “Continuing Directors” and the affirmative vote of a majority of outstanding shares entitled to vote, or (ii) approval of the board and the affirmative vote of the holders of 60% of the outstanding shares entitled to vote, other than shares held by the Interested Shareholder.

In general, both the TriQuint board of directors and a majority of the TriQuint stockholders entitled to vote must approve any amendment to the certificate of incorporation. Proposed provisions governing amendment of the Rocky Holding certificate of incorporation are the same as for TriQuint.

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Analysis

The RFMD provisions regarding amendment of the articles of incorporation are the same as the Rocky Holding provisions, except for the provision that may operate in certain circumstances to set a higher threshold vote for certain amendments when RFMD has an “Interested Shareholder,” which is defined as a person who together with his “Affiliates” and “Associates” beneficially owns at least 15% of RFMD’s outstanding shares. The articles that are subject to this potential higher vote threshold are article 2 (authorized capital), article 5 (the requirement for supermajority approval of transactions with Interested Shareholders), article 6 (amendments to the articles) and article 7 (opt outs from the NC Shareholder Protection Act and the NC Control Share Act). As a private company, RFMD elected not to be covered by the two North Carolina anti-takeover statutes referenced in article 7 and instead adopted provisions in article 5 requiring super majority approval of certain transactions with Interested Shareholders. See the discussion under “Business Combinations with Interested Stockholders” below. The inclusion in article 6 of a potential super majority voting requirement to amend certain articles was not intended to confer any stand-alone substantive rights to RFMD shareholders separate from article 5 and the opt-out from NC takeover laws in article 7, but rather was designed to complement articles 5 and 7 and make it difficult for an Interested Shareholder to circumvent the provisions of these articles. Such circumvention could occur through an amendment to not only article 5, but also to article 6, which governs the power to amend itself. Accordingly, these amendment provisions should be considered as not conferring independent substantive rights to shareholders, but only as ancillary to the discussion below under “Business Combinations with Interested Stockholders.”

We also note that the elimination of the provisions in article 6 would not result in a material change to RFMD shareholders’ rights for a number of reasons. First, the replacement of articles 5, 6 and 7 with the rights conferred to Rocky Holding stockholders under Section 203 of the Delaware General Corporation Law (“DGCL 203”), when taken as a whole, provide comparable rights to RFMD’s shareholders, including with respect to article 6 the limited ability under DGCL Section 203 to amend the certificate of Rocky Holding to opt out of this statute once it applies (see Section 203(b)(3), which imposes, among other things, a one-year wait on the effectiveness of any amendment to opt out of Section 203). Second, the higher vote in article 6 only applies when RFMD has an Interested Shareholder and when less than a majority of “Continuing Directors” approve the amendment; in all other cases, RFMD’s articles are subject to amendment on exactly the same basis as Rocky Holding’s certificate. In summary, we do not believe elimination of article 6 represents a material change in the rights of RFMD’s shareholders when these factors are considered.

V. Amendment to Bylaws

Factual Background

Under the NCBCA and the articles and bylaws of RFMD, both the board of directors and shareholders may adopt, amend or repeal the bylaws, except (1) under the NCBCA, certain bylaws can be adopted, if at all, only by the shareholders, (2) under the NCBCA, a shareholder-

May 23, 2014

adopted bylaw can be amended by the board only if the articles or a bylaw adopted by the shareholders expressly allows such amendment or confers general authority on the board to amend the bylaws, and (3) if RFMD has an “Interested Shareholder,” approval of an amendment to certain provisions of the bylaws relating to the size and composition of the board of directors and to calling special meetings of shareholders must be approved by the affirmative vote of the holders of 60% of the outstanding shares entitled to vote, other than shares held by the Interested Shareholder.

The TriQuint board of directors and TriQuint stockholders who are entitled to vote have the power to adopt, amend, or repeal the bylaws. Proposed provisions governing amendment of the Rocky Holding bylaws are the same as for TriQuint.

Analysis

Unlike the DGCL, the NCBCA requires that certain bylaws, such as a bylaw that prescribes a higher than statutory voting requirement or a bylaw that empowers the board to amend or repeal shareholder-adopted bylaws, must in the first instance be approved by shareholders. RFMD’s board has the power to amend shareholder-adopted bylaws because the RFMD shareholders have approved its bylaws, which granted such power to the RFMD board. Accordingly, the power to amend RFMD’s bylaws is vested in its board and shareholders in the same manner that such power to amend Rocky Holding’s bylaws will be vested in its board and stockholders, except with respect to the limited circumstances discussed below (and except to the limited extent mandated by the NCBCA).

As described above under “Amendment to Articles or Certificate of Incorporation,” RFMD adopted articles 5, 6 and 7 of its articles of incorporation to implement a super majority voting requirement for business combinations with Interested Shareholders in lieu of adopting rights under two North Carolina takeover laws. Incident to this plan, article 6 of the articles provides that if RFMD has an Interested Shareholder, absent approval by a majority of Continuing Directors, any amendment to two provisions of RFMD’s bylaws that govern the persons who may call a special meeting of shareholders and the number and term of directors would require the affirmative vote of the holders of 60% of the outstanding shares entitled to vote, other than shares held by the Interested Shareholder. The inclusion in article 6 of a potential super majority voting requirement to amend certain bylaws was not intended to confer any stand-alone substantive rights to RFMD shareholders, but instead was incident to the implementation of articles 5, 6 and 7 and was included to make it difficult for an Interested Shareholder to circumvent the provisions of these articles by, for example, calling a special meeting for the purpose of repealing or modifying these articles or to take action to assume control of the board without the approval of Continuing Directors. Accordingly, these bylaw amendment provisions should be considered as not conferring independent substantive rights to shareholders, but only as ancillary to the discussion below under “Business Combinations with Interested Stockholders.”

We also note that the elimination of the potential requirement for supermajority approval of certain bylaw amendments would not result in a material change to RFMD shareholders’ rights.

May 23, 2014

As with amendments to the articles discussed above, the higher vote in article 6 only applies only when RFMD has an Interested Shareholder and only when less than a majority of “Continuing Directors” approve the applicable bylaws amendment; in all other cases, RFMD’s bylaws are subject to amendment on exactly the same basis as Rocky Holding’s bylaws. Thus the board’s right to amend the bylaws is preserved in the vast majority of circumstances. In summary, we do not believe elimination of the provisions in article 6 governing amendments to the bylaws represents a material change in the rights of RFMD’s shareholders when these factors are considered.

VI. Business Combinations with Interested Stockholders

Factual Background

Under article 5 of RFMD’s articles of incorporation, the approval of a “Business Combination” with an “Interested Shareholder” (defined as any person who beneficially owns more than 15% of RFMD’s voting securities) requires the affirmative vote of a supermajority (60%) of the holders of the outstanding voting shares, excluding the shares held by the Interested Shareholder and its affiliates and associates. This supermajority vote is not required if the Business Combination is approved by a majority of the company’s Continuing Directors. Continuing Directors are those that were members of RFMD’s board at the time the Interested Shareholder became an Interested Shareholder.

TriQuint has elected to be governed by Section 203 of the DGCL. Under DGCL 203, the approval of a “Business Combination” with an “Interested Stockholder” (defined as any person who beneficially owns 15% or more of the voting stock of TriQuint) requires the affirmative vote of a supermajority (66.67%) of the holders of TriQuint’s voting stock. This supermajority vote is not required for a Business Combination with any particular Interested Stockholder if prior to the time that such stockholder became an Interested Stockholder, the board approved the Business Combination in question or the transaction by which the Interested Stockholder became an Interested Stockholder, or if more than three years has elapsed since the time such stockholder became an Interested Stockholder. Business combinations governed by DGCL 203 generally include significant corporate transactions with an Interested Stockholder.

Rocky Holding is governed by DGCL 203.

Analysis

Unbundling is unnecessary with respect to the application of DGCL 203 to RFMD’s shareholders as stockholders of Rocky Holding because DGCL 203 is comparable to the provisions currently in place in article 5 of RFMD’s articles of incorporation. The practical and substantive effects of article 5 and DGCL 203 are the same: certain transactions with interested stockholders (and their affiliates and associates) must be approved by a supermajority vote of the independent stockholders. In both provisions, this limitation makes more difficult an attempt by an interested stockholder to enter into certain significant corporate transactions with the company absent the approval of the company’s continuing directors.

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Both article 5 and DGCL 203 define the core concepts of “interested stockholder,” “business combination,” “affiliate” and “associate” in nearly identical fashion. Under article 5, an Interested Shareholder is one who beneficially owns more than 15% of the voting shares of RFMD or a subsidiary. DGCL 203 likewise defines an Interested Stockholder as one who beneficially owns 15% or more of the voting stock of the corporation. Similarly, under both provisions, a “business combination” includes (1) a merger or consolidation with the interested stockholder; (2) the disposition of a material quantity of company assets in favor of the interested stockholder; (3) the issuance of a material quantity of company securities to the interested stockholder; and (4) a corporate transaction that results in an increase of the stock ownership of the interested stockholder relative to that of other stockholders. The two provisions have different thresholds for defining material quantities of assets (article 5 of the RFMD articles of incorporation: $5 million; DGCL 203: 10% of the value of the company’s total assets) and securities (article 5 of the RFMD articles of incorporation: $5 million; DGCL 203: no minimum threshold but several exceptions for issuances in the ordinary course or to all stockholders) under the definition of “business combination.” However, these variances are immaterial to the overall substance of these provisions and do not materially detract from the comparable nature of article 5 and DGCL 203.

RFMD’s article 5 and DGCL 203 also provide similar mechanisms and exceptions for the board to override the supermajority vote requirement in appropriate circumstances where the transaction is likely to have been “cleansed” of the dominating effect of the interested stockholder. Specifically, article 5 exempts a Business Combination from the supermajority vote requirement if it is approved by a majority of the Continuing Directors. Likewise, DGCL 203 exempts transactions if, prior to the time the Interested Stockholder became an Interested Stockholder, the board approved the Business Combination or the transaction by which the Interested Stockholder became an Interested Stockholder. These exceptions provide substantially identical approaches to the same end of allowing the board to approve a Business Combination that is not tainted by the dominating effect of an Interested Stockholder, due to the review and approval by a group of board members that predate the stockholder’s acquisition of significant shares. While DGCL 203 does exempt transactions if more than 3 years has passed since the relevant Interested Stockholder became an Interested Stockholder, and article 5 contains no corresponding time-based exemption, we believe this distinction is not significant enough to represent a material shareholder right provided to RFMD shareholders by virtue of the business combination with TriQuint.

Despite the numerous and substantial similarities between the two provisions described above, article 5 and DGCL 203 do contain a few varying terms and provisions. Specifically, unlike DGCL 203, article 5 includes plans or proposals to liquidate or dissolve the company in the definition of “Business Combination.” We believe this variation is immaterial and does not affect the comparable nature of article 5 and DGCL 203 for several reasons. First, in our experience the instances in which an Interested Shareholder would propose a liquidation or dissolution are rare. In addition, because any dissolution of Rocky Holding would require the affirmative vote of a majority of the Rocky Holding board and the holders of a majority of the outstanding Rocky Holding shares under Section 275 of the DGCL, the only distinction is the imposition of a supermajority (versus majority) voting requirement in limited, if not rare, situations.

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Unlike article 5, DGCL 203 includes the provision of financial benefits such as loans, advances, guarantees or pledges to an Interested Stockholder, as a type of Business Combination. Although this enhanced protection of Rocky Holding’s stockholders is not explicitly part of RFMD’s existing governing documents, as a practical matter the general nature of the two provisions remains comparable. For example, the ability of RFMD’s directors to extend any financial benefit such as a loan to an Interested Shareholder of RFMD would always be subject to such directors’ fiduciary duties to the company. Further, any loan or other financial transaction between RFMD and an Interested Shareholder would potentially be subject to disclosure obligations under SEC rules as well as compliance with applicable governance documents addressing interested party transactions. Accordingly, we do not believe this distinction is material to the rights of RFMD’s shareholders.

In summary, given the generally consistent nature of terms and protections afforded by RFMD’s article 5 and DGCL 203, we do not believe that the application of DGCL 203 to Rocky Holding represents a material change in the rights of RFMD’s shareholders.

*****

Closing

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert A. Bruggeworth

Robert A. Bruggeworth

Chief Executive Officer

May 23, 2014

cc:	Ralph G. Quinsey
TriQuint Semiconductor, Inc.

Roy W. Tucker, Esq.
Perkins Coie LLP

Keith Flaum, Esq.
Weil, Gotshal & Manges LLP

Jeffrey C. Howland, Esq.
Womble Carlyle Sandridge & Rice, LLP